Dominion Questar Corporation

(formerly Questar Corporation)

333 South State Street P.O. Box 45433

Salt Lake City, Utah 84145

September 16, 2016

By EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Re:	Dominion Questar Corporation (formerly Questar Corporation)
Registration Statement on Form S-3ASR (File No. 333-208194)

Ladies and Gentlemen:

This letter constitutes an application by Dominion Questar Corporation (formerly Questar Corporation), a Utah corporation (the “Company”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), for an order permitting the Company to withdraw its Registration Statement on Form S-3ASR, including all exhibits thereto (File No. 333-208194), that was initially filed with the Securities and Exchange Commission (the “Commission”) on November 24, 2015 (the “Registration Statement”). The Registration Statement became effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act. No securities have been sold or exchanged or will be sold or exchanged pursuant thereto.

On September 16, 2016, the Company completed the merger contemplated by the Agreement and Plan of Merger, dated as of January 31, 2016 (the “Merger Agreement”), by and among the Company, Dominion Resources, Inc. (“Dominion”) and Diamond Beehive Corp., a wholly-owned subsidiary of Dominion (“Merger Sub”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of Dominion. In connection with the Merger, the Company determined that it is in its best interest to withdraw the Registration Statement at this time.

If you have any questions regarding this application, please contact me at (801) 324-5556. In addition, please contact me at your earliest convenience to confirm that the Commission staff has no objection to this withdrawal request.

Sincerely,

/s/ Colleen Larkin Bell
Colleen Larkin Bell
Vice President